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                                                                      EXHIBIT 11

                           [HEALTHSOURCE LETTERHEAD]





July 19, 1996


OVERNIGHT MAIL



Mr. Charles M. Schneider
298 North Watauge
Lookout Mountain, Tennessee 37350

RE:  FOLLOW UP ON YOUR BENEFIT PACKAGE AS PART OF YOUR RELOCATION
     "THE PARACHUTE"

Dear Chuck:

I wanted to reassure you in writing, to confirm our earlier discussions, that in addition to your salary increase, options and other benefits that were approved by the Healthsource, Inc. Board that in the event Healthsource terminates your employment without cause or in the event of a change in control (as defined in the stock option plan) and provided that such change in control materially adversely alters your duties or salary within ninety (90) days of such change in control, Healthsource or its successor will pay you for two years from the date of the termination at the base salary in effect at the time of the termination.

In the frantic last few days, I can't even recall if I told you how much the Board (and me most of all) appreciate the enormous personal sacrifice of you and Sandra to relocate back to New Hampshire. It will be extremely valuable to the Corporation to have us all together and the Board acknowledges and is very grateful for your singular commitment to our enterprise. I hope your move in the next week goes smoothly.


Best regards,

/s/ Norman C. Payson

Norman C. Payson, M.D.
President and Chief Executive Officer

NCP/dsl

bcc: Rich Merkle